Exhibit 99.1

Execution Version

SETTLEMENT AGREEMENT

This SETTLEMENT AGREEMENT (this “Agreement”) is made and entered into as of December 22, 2015, among VAALCO Energy, Inc., a Delaware corporation (the “Company”), on the one hand, and Group 42, Inc., a Delaware corporation, Mr. Paul A. Bell, and Mr. Michael Keane (collectively, “Group 42”), and BLR Partners LP, a Texas limited partnership, BLRPart, LP, a Texas limited partnership, BLRGP Inc., a Texas corporation, Fondren Management, LP, a Texas limited partnership, FMLP Inc., a Texas corporation, The Radoff Family Foundation, a Texas non-profit corporation, and Bradley L. Radoff  (collectively, the “BLR Group” and, together with Group 42, the “Stockholder Group”), on the other hand. The Company and the Stockholder Group are each referred to herein as a “Party” and collectively, as the “Parties.”

RECITALS

WHEREAS, as of the date hereof, the Stockholder Group beneficially owns, in the aggregate, 6,474,692 shares of common stock of the Company, par value $0.10 per share (“Common Stock”);

WHEREAS, the Company and the Stockholder Group have determined to come to an agreement with respect to the composition of the Board of Directors of the Company (the “Board”) and certain other matters, as provided in this Agreement.

NOW, THEREFORE, in consideration of the foregoing premises and the mutual covenants and agreements contained herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties hereto, intending to be legally bound hereby, agree as follows:

1.           Withdrawal of the Consent Solicitation.

(a)           Group 42 hereby withdraws its Notice of Proposed Action by Written Consent of Stockholders to the Company dated November 6, 2015 (the “Notice”) with immediate effect.

(b)           Each member of the Stockholder Group shall, and shall cause its Representatives to, immediately cease the consent solicitation (the “Consent Solicitation”) pursuant to the Stockholder Group’s definitive consent solicitation statement on Schedule 14A filed with the SEC on December 4, 2015 (the “Consent Solicitation Statement”). The Stockholder Group shall not, and shall cause its Representatives not to, mail or otherwise deliver any Consent Solicitation Statement or any consent card in respect of the Consent Solicitation to any of the Company’s stockholders.  Each member of the Stockholder Group agrees that it shall not, and shall not permit its Representatives to, vote, deliver or otherwise use any consents that may have been received by the Stockholder Group or any of its Representatives to date with respect to the Consent Solicitation.

2.           Board Composition and Related Matters.

(a)           Effective upon the execution of this Agreement, Mr. James B. Jennings and Mr. O. Donaldson Chapoton shall resign from the Board, and the Board shall accept their resignations with immediate effect.

(b)           Effective upon the execution of this Agreement, Mr. Michael Keane shall be appointed to the Board (the “Stockholder Group Designee”). Prior to his appointment to the Board, the Stockholder Group Designee (and any Stockholder Group Replacement Designee) shall execute an irrevocable resignation as director in the form attached hereto as Exhibit A. Following his appointment to the Board, the Board shall appoint the Stockholder Group Designee (and any Stockholder Group Replacement Designee) to each of the Nominating and Corporate Governance Committee and the Compensation Committee.

(c)           Effective upon the execution of this Agreement, (i) the roles of Chairman of the Board and Chief Executive Officer shall be separated and (ii) Mr. Andrew L. Fawthrop shall be the Chairman of the Board and (iii) the Stockholder Group Designee shall be Vice Chairman of the Board.

(d)           Prior to the nomination of directors for election at the 2016 annual meeting of stockholders (the “2016 Annual Meeting”), the Board shall nominate for election at the 2016 Annual Meeting an additional designee mutually agreed upon between the Stockholder Group and the Company (the “Mutual Designee”, and, collectively with the Stockholder Group Designee, the “Designees”). The Mutual Designee shall qualify as an “independent director” under applicable rules of the SEC, the rules of the New York Stock Exchange (“NYSE”) and under the Company’s corporate governance guidelines. Immediately following the execution of this Agreement, the Company and the Stockholder Group shall engage in good faith discussions with respect to the individual who shall be the Mutual Designee.  Each of the Stockholder Group and the Company shall be entitled to recommend individuals for consideration to be selected as the Mutual Designee. The Company shall not unreasonably withhold consent with respect to any Mutual Designee recommended by the Stockholder Group; provided that the Company may withhold consent if it reasonably determines that the Mutual Designee is not independent from the Stockholder Group as a result of material business or personal relationship with the Stockholder Group or any of its Affiliates or Associates.

(e)           During the time period starting on the date hereof and ending on the Termination Date (the “Commitment Period”), the Board shall (i) nominate the Designees for election to the Board at each Stockholder Meeting or in respect of any solicitation of written consents of stockholders at which directors are to be elected; (ii) cause the Company to file a definitive proxy statement or definitive consent statement in respect of each Stockholder Meeting or solicitation of written consents of stockholders at which directors are to be elected and recommend that the Company’s stockholders vote or consent directly or by proxy in favor of, and otherwise use reasonable best efforts to cause, the election of all Designees; and (iii) cause the Company to file a definitive consent revocation statement in respect of any solicitation of written consents of stockholders to remove any of the Designees and recommend that the Company’s stockholders do not sign consents to remove any of the Designees and use reasonable best efforts to cause the revocation of any such consents.

(f)           During the Commitment Period, in the event that the Stockholder Group Designee ceases to be a director for any reason, the Stockholder Group shall be entitled to designate, for consideration by the Nominating and Corporate Governance Committee of the Board (the “Nominating Committee”), a candidate for replacement for such Stockholder Group Designee (such replacement, a “Stockholder Group Replacement Designee”). The Nominating Committee, in good faith and consistent with its fiduciary duties, shall make a decision with respect to such candidate within five (5) Business Days after a completed D&O questionnaire has been received by the Nominating Committee (the form of questionnaire shall be delivered to the Stockholder Group Replacement Designee immediately following its designation by the Stockholder Group); and, subject to the Nominating Committee’s approval, which approval shall not be unreasonably withheld, the Board shall appoint such candidate approved by the Nominating Committee within two (2) Business Days. In the event the Nominating Committee declines to recommend a candidate designated by the Stockholder Group, the Stockholder Group may propose one or more replacement designees, subject to the above criteria.

(g)           The size of the Board shall be fixed at no more than (i) seven directors, prior to the 2016 Annual Meeting, and (ii) eight directors, following the 2016 Annual Meeting and until the end of the Commitment Period.

(h)           The Company agrees that the Board and all applicable committees of the Board shall take all necessary actions, effective immediately following the execution of this Agreement, to determine that each Designee, including any Stockholder Group Replacement Designee, is deemed to be a member of the “Incumbent Board” (as such term is defined in the applicable agreement or instrument) for purposes of determining whether there has been a “Change in Control” under (i) any employment agreements between the Company and any of its named executive officers entered into following the execution of this Agreement and (ii) the Company’s 2014 Long Term Incentive Plan for any grants following the execution of this Agreement.

(i)           The obligations of the Company pursuant to paragraphs (b), (e) (solely with respect to the Stockholder Group Designee and any Stockholder Group Replacement Designee), and (f) of this Section 2 shall terminate immediately in the event the Stockholder Group ceases to beneficially own 5% or more of the issued and outstanding shares of Common Stock.

3.           Shareholder Rights Plan.  Immediately following the execution of this Agreement, the Board shall terminate that certain Rights Agreement entered into by and between the Company and Computershare Trust Company, N.A., dated as of September 26, 2015, by amending such agreement to accelerate its expiration date, and shall take all other actions consistent with and necessary to facilitate such termination.

4.           Voting.

(a)           During the Commitment Period, each member of the Stockholder Group shall, and shall cause its Affiliates and Associates under its control to, appear in person or by proxy, or deliver a consent or consent revocation, as applicable, at each Stockholder Meeting and in respect of any solicitation of written consents of stockholders and to vote all shares of Common Stock beneficially owned by such person and over which such person has voting power at such Stockholder Meeting or solicitation by written consent (i) in accordance with the Board’s recommendations with respect to each election of directors and any removal of directors, in each case as set forth in the Board’s applicable definitive proxy statement, consent solicitation statement or consent revocation statement filed in respect thereof; and (ii) in accordance with the Board’s recommendations with respect to any other proposal to be submitted to the stockholders of the Company, in each case as set forth in the Board’s applicable definitive proxy statement, consent solicitation statement or consent revocation statement filed in respect thereof;  provided, however, that, solely in respect of clause (ii), to the extent that the recommendation of Institutional Shareholder Services (“ISS”) differs from the Board’s recommendation, the Stockholder Group shall have the right to vote any or all shares held by it in accordance with the recommendation of ISS.

(b)           Each member of the Stockholder Group agrees that it shall not, and that it shall not permit any of its Affiliates and Associates to, directly or indirectly, take any action inconsistent with this Section 4.

5.           Standstill.  During the Commitment Period, without the prior written consent of the Board, each member of the Stockholder Group shall not, and shall cause its Affiliates and Associates under its control not to, directly or indirectly:

(a)           (i) acquire or acquire rights to acquire (except by way of stock dividends or other distributions or offerings made available to holders of voting securities of the Company generally on a pro rata basis), directly or indirectly, whether by purchase, tender or exchange offer, through the acquisition of control of another person, by joining a group, through swap or hedging transactions or otherwise, any voting securities of the Company or any voting rights decoupled from the underlying voting securities which would result in the ownership, control or other beneficial ownership interest in more than (A) for Group 42 and its Affiliates and Associates under its control 6.5% of the then-outstanding shares of the Common Stock in the aggregate, provided, however, that this shall exclude any grants of equity securities received by Michael Keane in his capacity as director of the Company or shares Mr. Keane is otherwise required by the Company to acquire or hold, and (B) for the BLR Group and its Affiliates and Associates under its control, 8.5% of the then-outstanding shares of the Common Stock in the aggregate; provided, however, that the foregoing ownership limitations shall be determined independently with respect to Group 42 and its Affiliates and Associates under its control, on the one hand, and the BLR Group and its Affiliates and Associates under its control, on the other hand; provided further, that the calculation of such ownership limitations shall exclude any stock buyback transaction by the Company that treats stockholders pro rata; or (ii) knowingly sell all or substantially all, through swap or hedging transactions or otherwise, the voting securities of the Company or any voting rights decoupled from the underlying voting securities held by the Stockholder Group and its Representatives to any Third Party which would, to the actual knowledge of the Stockholder Group, result in such Third Party, together with its Affiliates and Associates, having beneficial ownership interest of 5.0% or more of the then-outstanding shares of Common Stock (except for Schedule 13G filers that are mutual funds, pension funds or index funds);

(b)           (i) nominate or recommend for nomination a person for election at any Stockholder Meeting at which directors of the Board are to be elected or any solicitation of written consents of stockholders of the Company; (ii) initiate, encourage or participate in any solicitation of proxies or consents in respect of any election contest or removal contest with respect to the Company’s directors; (iii) submit any stockholder proposal for consideration at, or bring any other business before, any Stockholder Meeting; (iv) initiate, encourage or participate in any solicitation of proxies or consents in respect of any stockholder proposal for consideration at, or bring any other business before, any Stockholder Meeting; (v) initiate, encourage or participate in any solicitation of written consents of stockholders; or (vi) initiate, encourage or participate in any “withhold” or similar campaign with respect to any Stockholder Meeting or any solicitation of written consents of stockholders; provided, however, that nothing in this Section 5 shall restrict the Stockholder Group from identifying and designating any of the Designees;

(c)           form, join or in any way participate in any group with respect to any voting securities of the Company in connection with any election or removal contest with respect to the Company’s directors (other than with other members of the Stockholder Group or one or more of their Affiliates to the extent that any such person signs a joinder to this Agreement reasonably agreeable to the Company);

(d)           deposit any Company voting securities in any voting trust or subject any Company voting securities to any arrangement or agreement with respect to the voting thereof;

(e)           seek, alone or in concert with others, to amend any provision of the Company’s certificate of incorporation or bylaws; provided, however, that nothing herein shall be deemed to restrict the ability of each Designee to propose any changes he deems appropriate in accordance with his fiduciary duties as a director of the Company;

(f)           effect or seek to effect, offer or propose to effect, cause or participate in, or in any way assist or facilitate any other person to effect or seek, offer or propose to effect or participate in any tender offer or exchange offer, merger, acquisition, share exchange or other business combination with the Company or any of its subsidiaries; or any recapitalization, restructuring, liquidation, dissolution or other extraordinary transaction with respect to the Company or any of its subsidiaries or any material portion of its or their businesses;

(g)           enter into any discussions, negotiations, agreements or understandings with any Third Party with respect to the foregoing, or encourage or seek to persuade any Third Party to take any action with respect to any of the foregoing, or otherwise take or cause any action materially inconsistent with any of the foregoing; or

(h)           take any action challenging the validity or enforceability of this Section 5 or this Agreement, or publicly make or in any way advance publicly any request or proposal that the Company or Board amend, modify or waive any provision of this Agreement.

Nothing in this Section 5 shall be deemed to limit the ability of the Designees to exercise their fiduciary duties under law solely in their capacity as directors of the Company and in a manner consistent with their obligations under this Agreement.

6.           Mutual Non-Disparagement.  During the Commitment Period, each Party shall not, and shall not permit any of its Affiliates and Associates to, publicly disparage or criticize the other Party, its business or any current or former directors, officers or employees of the other Party, as applicable.

7.           No Litigation.  During the Commitment Period:

(a)           Each Party hereby covenants and agrees that it shall not, and shall not permit any of its Affiliates and Associates under its control to, directly or indirectly, alone or in concert with others, pursue, or assist any other person to initiate or pursue, any lawsuit, claim or proceeding before any court (collectively, “Legal Proceeding”) against the other Party or any of its Representatives, except for any Legal Proceeding initiated solely to remedy a breach of or to enforce this Agreement; provided, however, that the foregoing shall not prevent any Party or any of their Representatives from responding to a Legal Requirement in connection with any Legal Proceeding if such Legal Proceeding has not been initiated by, or on behalf of, or at the suggestion of, such Party or any of their Representatives; provided, further, that in the event any Party or any of its Representatives receives such Legal Requirement, such Party shall give prompt written notice of such Legal Requirement to the other Party.

8.           Press Release and SEC Filings.

(a)           No later than one (1) Business Day following the execution of this Agreement, the Company and the Stockholder Group shall announce the entry into this Agreement and the material terms hereof by means of a mutually agreed upon press release in the form attached hereto as Exhibit B or as otherwise agreed to by the Parties (the “Mutual Press Release”). Prior to the issuance of the Mutual Press Release, neither the Company nor the Stockholder Group shall issue any press release or public announcement regarding this Agreement or take any action that would require public disclosure thereof without the prior written consent of the other Party.  No Party or any of its Representatives shall make any public statement (including, without limitation, in any filing required under the Exchange Act) concerning the subject matter of this Agreement inconsistent with the Press Release, except as required by law or the rules of any applicable stock exchange or with the prior written consent of the Stockholder Group and/or the Company, as applicable, and otherwise in accordance with this Agreement.

(b)           No later than two (2) Business Days following the execution of this Agreement, the Stockholder Group shall file with the SEC a Schedule 13D in compliance with Section 13 of the Exchange Act, reporting its entry into this Agreement, disclosing applicable items to conform to its obligations hereunder and appending this Agreement as an exhibit thereto (the “Schedule 13D”).  The Schedule 13D shall be consistent with the Mutual Press Release and the terms of this Agreement.  The Stockholder Group shall provide the Company and its Representatives with a reasonable opportunity to review the Schedule 13D prior to it being filed with the SEC and consider in good faith any comments of the Company and its Representatives.

(c)           No later than two (2) Business Days following the execution of this Agreement, the Company shall file with the SEC a Current Report on Form 8-K, reporting its entry into this Agreement and appending this Agreement and the Mutual Press Release as an exhibit thereto (the “Form 8-K”).  The Form 8-K shall be consistent with the Mutual Press Release and the terms of this Agreement.  The Company shall provide the Stockholder Group and its Representatives with a reasonable opportunity to review and comment on the Form 8-K prior to the filing with the SEC and consider in good faith any comments of the Stockholder Group and its Representatives.

9.           Confidentiality.

(a)           Each member of the Stockholder Group acknowledges that certain information concerning the business and affairs of the Company (“Confidential Information”) may be disclosed to the Stockholder Group and its Representatives by the Company and its Representatives.  Each member of the Stockholder Group agrees that the Confidential Information shall be kept confidential and that the Stockholder Group and its Representatives shall not disclose any of the Confidential Information in any manner whatsoever without the specific prior written consent of the Company unless pursuant to paragraph (b) below; provided, however, that the term “Confidential Information” shall not include information that (i) was already in the possession of the Stockholder Group, (ii) was in or enters the public domain, or was or becomes generally available to the public, other than as a result of the disclosure by any member of the Stockholder Group or any of its Representatives in violation of the terms of this Agreement; or (iii) was independently developed or acquired by any member of the Stockholder Group without violating any of the obligations of any member of the Stockholder Group or any of its Representatives under this Agreement or any other confidentiality agreement, or under any other contractual, legal, fiduciary or binding obligation of any member of the Stockholder Group or any of its Representatives and without use of any Confidential Information.  Each member of the Stockholder Group shall undertake reasonable precautions to safeguard and protect the confidentiality of the Confidential Information, to accept responsibility for any breach of this Section 9 by any of its Representatives, including taking all reasonable measures (including Legal Proceedings) to restrain its Representatives from prohibited or unauthorized disclosures or uses of the Confidential Information. For the avoidance of doubt, the term “Confidential Information” shall include any information relating to the discussions or negotiations between the Company and its Representatives, on the one hand, and the Stockholder Group and its Representatives, on the other hand.

(b)           In the event that any member of the Stockholder Group or any of its Representatives is required to disclose any Confidential Information by law, regulation, the rules of any applicable stock exchange, including, but not limited to, by oral questions, interrogatories, requests for information or documents, subpoenas, civil investigative demands or similar processes (a “Legal Requirement”), such member of the Stockholder Group and its Representatives shall, to the extent legally permitted (i) provide the Company reasonably prompt notice of such Legal Requirement so that the Company may seek an appropriate protective order and waive compliance with the provisions of this Agreement; and (ii) consult with the Company as to the advisability of taking legally available steps to resist or narrow any disclosure pursuant to such Legal Requirement.  If, in the absence of a protective order or the receipt of a waiver hereunder, such member of the Stockholder Group is advised by its outside legal counsel that it is legally required or advised to disclose such Confidential Information, such member of the Stockholder Group may disclose to the required person that portion (and only that portion) of the Confidential Information that such counsel has advised it is required or advised to be disclosed; provided, however, that such member of the Stockholder Group shall give the Company written notice as far in advance of its disclosure as is reasonably practicable and shall reasonably cooperate using commercially reasonable efforts in assisting the Company in connection with the Company seeking to obtain an order or other reliable assurance that confidential treatment shall be accorded to such portion of the Confidential Information required to be disclosed.

(c)           For the avoidance of doubt, the obligations under this Section 9 shall be in addition to, and not in lieu of, the Stockholder Designee’s confidentiality obligations under Delaware law and the certificate of incorporation, bylaws and applicable corporate governance policies of the Company.

10.           Compliance with Securities Laws.  Each member of the Stockholder Group acknowledges that the U.S. securities laws generally prohibit any person who has received from an issuer material, non-public information concerning such issuer from purchasing or selling securities of such issuer or from communicating such information to any other person under circumstances in which it is reasonably foreseeable that such person is likely to purchase or sell such securities.

11.           Affiliates and Associates. Each member of the Stockholder Group shall cause its controlled Affiliates and Associates to comply with the terms of this Agreement and shall be responsible for any breach of this Agreement by any such controlled Affiliate or Associate.  A breach of this Agreement by a controlled Affiliate or Associate of any member of the Stockholder Group, if such controlled Affiliate or Associate is not a Party, shall be deemed to occur if such controlled Affiliate or Associate engages in conduct that would constitute a breach of this Agreement if such controlled Affiliate or Associate was a Party to the same extent as the Stockholder Group.

12.           Representations and Warranties.

(a)           Each of Mr. Bell, Mr. Keane and Mr. Radoff represents and warrants that he is sui juris and of full capacity. Each member of the Stockholder Group represents and warrants that it has full power and authority to execute, deliver and carry out the terms and provisions of this Agreement and to consummate the transactions contemplated hereby, and that this Agreement has been duly and validly executed and delivered by each member of the Stockholder Group, constitutes a valid and binding obligation and agreement of each member of the Stockholder Group and is enforceable against each member of the Stockholder Group in accordance with its terms.  Each member of the Stockholder Group represents and warrants that, as of the date of this Agreement, the Stockholder Group beneficially owns 6,474,692 shares of the Common Stock, has voting authority over such shares, and owns no Synthetic Equity Interests or any Short Interests in the Company.  Each member of the Stockholder Group represents and warrants that it has not formed, is no member of, any group with any other person (other than the members of the group formed pursuant to the Stockholder Group’s Schedule 13D filed with the SEC) and does not act in concert with any other person.   Each member of the Stockholder Group represents and warrants that it has not, directly or indirectly, compensated or agreed to, and shall not, compensate either of the Designees for his respective service as a director of the Company with any cash, securities (including any rights or options convertible into or exercisable for or exchangeable into securities or any profit sharing agreement or arrangement) or other form of compensation directly or indirectly related to the Company or its securities, except for, in the case of the Stockholder Group Designee (and any Stockholder Group Replacement Designee), any performance-based compensation tied to the investments of Group 42, Fondren Management, LP or their Affiliates (other than the Company).

(b)           The Company hereby represents and warrants that it has the power and authority to execute, deliver and carry out the terms and provisions of this Agreement and to consummate the transactions contemplated hereby, and that this Agreement has been duly and validly authorized, executed and delivered by the Company, constitutes a valid and binding obligation and agreement of the Company and is enforceable against the Company in accordance with its terms. The Company further represents and warrants that prior to the execution of this Agreement, consistent with their fiduciary duties, the Board approved the Stockholder Group Designee.

13.           Termination.  Each Party shall have the right to terminate this Agreement by giving written notice to the other Party at any time following the date that is the thirtieth (30th) day prior to the nomination deadline for the 2017 annual general meeting of stockholders (the date of such termination, the “Termination Date”).  Notwithstanding the foregoing,

(a)           the obligations of the Stockholder Group pursuant to Section 4, Section 5, Section 6 and Section 7 shall terminate in the event the Company materially breaches its obligations pursuant to Section 2, Section 3, Section 6 or Section 7 or the representations and warranties in Section 12(b) of this Agreement and such breach has not been cured within 30 days following written notice of such breach; provided, however, that any termination in respect of a breach of Section 6 requires a determination of a court of competent jurisdiction that the Company has materially breached Section 6; provided, further, that the obligations of the Stockholder Group pursuant to Section 7 shall terminate immediately in the event that the Company materially breaches its obligations under Section 7;

(b)           the obligations of the Company pursuant to Section 2, Section 3, Section 6 and Section 7 shall terminate in the event any member of the Stockholder Group materially breaches its obligations in Section 1, Section 4, Section 5, Section 6, Section 7 or Section 9 or the representations and warranties in Section 12(a) and such breach has not been cured within 30 days following written notice of such breach; provided, however, that any termination in respect of a breach of Section 6 requires a determination of a court of competent jurisdiction that the Stockholder Group has materially breached Section 6; provided, further, that the obligations of the Company pursuant to Section 7 shall terminate immediately in the event that any member of the Stockholder Group materially breaches its obligations under Section 7; and

(c)           Section 9, this Section 13 and Sections 14 to 19 shall continue to be in effect for a period of two years following such termination.

No termination shall relieve any Party from liability for any breach of this Agreement prior to such termination.

14.           Expenses.  Each Party shall be responsible for its own fees and expenses incurred in connection with the negotiation, execution and effectuation of this Agreement and the transactions contemplated hereby, including, but not limited to, matters related to the Consent Solicitation; provided, however, that the Company shall reimburse the Stockholder Group for reasonable and documented expenses associated with the negotiation, execution and effectuation of this Agreement and the Consent Solicitation, including, but not limited to, legal fees, in an amount not to exceed $350,000.

15.           Notices.  All notices, demands and other communications to be given or delivered under or by reason of the provisions of this Agreement shall be in writing and shall be deemed to have been given when delivered by hand, with written confirmation of receipt; upon sending if sent by facsimile to the facsimile numbers below, with electronic confirmation of sending; one day after being sent by a nationally recognized overnight carrier to the addresses set forth below; or when actually delivered if sent by any other method that results in delivery, with written confirmation of receipt:

If to the Company: VAALCO Energy, Inc. 9800 Richmond Avenue, Suite 700 Houston, Texas 7704 Attention: General Counsel Facsimile: 713.623.0982
with a copy (which shall not constitute notice) to:

Vinson & Elkins L.L.P.
666 Fifth Avenue, 26th Floor
New York, NY  10103-0040
Attention:  Stephen M. Gill, Kai H. Liekefett, Esq.
Facsimile:  212.237.0100

If to the Stockholder Group: Group 42, Inc. 312 Pearl Pkwy. CIA Building II, Suite 2403 San Antonio, TX 78215 Attention: Paul A. Bell Facsimile: 210.824.5848
with a copy (which shall not constitute notice) to:

Olshan Frome Wolosky LLP
Park Avenue Tower
65 East 55th Street
New York, NY 10022
Attention:  Steve Wolosky, Esq., Aneliya S. Crawford, Esq.
Facsimile:  212.451.2222

16.           Governing Law; Jurisdiction; Jury Waiver.  This Agreement, and any disputes arising out of or related to this Agreement (whether for breach of contract, tortious conduct or otherwise), shall be governed by, and construed in accordance with, the laws of the State of Delaware, without giving effect to its conflict of laws principles.  The Parties agree that exclusive jurisdiction and venue for any Legal Proceeding arising out of or related to this Agreement shall exclusively lie in the Court of Chancery of the State of Delaware or, if such Court does not have subject matter jurisdiction, to the Superior Court of the State of Delaware or, if jurisdiction is vested exclusively in the Federal courts of the United States, the Federal courts of the United States sitting in the State of Delaware, and any appellate court from any such state or Federal court.  Each Party waives any objection it may now or hereafter have to the laying of venue of any such Legal Proceeding, and irrevocably submits to personal jurisdiction in any such court in any such Legal Proceeding and hereby further irrevocably and unconditionally waives and agrees not to plead or claim in any court that any such Legal Proceeding brought in any such court has been brought in any inconvenient forum.  Each Party consents to accept service of process in any such Legal Proceeding by service of a copy thereof upon either its registered agent in the State of Delaware or the Secretary of State of the State of Delaware, with a copy delivered to it by certified or registered mail, postage prepaid, return receipt requested, addressed to it at the address set forth in Section 15.  Nothing contained herein shall be deemed to affect the right of any Party to serve process in any manner permitted by law.  EACH PARTY HERETO HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATED TO THIS AGREEMENT.

17.           Specific Performance.  Each member of the Stockholder Group, on the one hand, and the Company, on the other hand, acknowledges and agrees that irreparable injury to the other Party would occur in the event any provision of this Agreement were not performed in accordance with such provision’s specific terms or were otherwise breached or threatened to be breached and that such injury would not be adequately compensable by the remedies available at law (including the payment of money damages).  It is accordingly agreed that each member of the Stockholder Group, on the one hand, and the Company, on the other hand (the “Moving Party”), shall each be entitled to specific enforcement of, and injunctive relief to prevent any violation of, the terms hereof, and the other Party hereto shall not take action, directly or indirectly, in opposition to the Moving Party seeking such relief on the grounds that any other remedy or relief is available at law or in equity.  This Section 17 shall not be the exclusive remedy for any violation of this Agreement.

18.           Certain Definitions and Interpretations.  As used in this Agreement:  (a) the terms “Affiliate” and “Associate” (and any plurals thereof) have the meanings ascribed to such terms under Rule 12b-2 promulgated by the SEC under the Exchange Act and shall include all persons or entities that at any time prior to the Termination Date become Affiliates or Associates of any person or entity referred to in this Agreement; (b) the term ”Annual Meeting” means each annual meeting of stockholders of the Company and any adjournment, postponement, reschedulings or continuations thereof; (c) the term “Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder; (d) the terms “beneficial ownership,” “group,” “person,” “proxy,” and “solicitation” (and any plurals thereof) have the meanings ascribed to such terms under the Exchange Act; (e) the term “Business Day” means any day that is not a Saturday, Sunday or other day on which commercial banks in the State of Delaware are authorized or obligated to be closed by applicable law; (f) the term “Representatives” means a person’s Affiliates and Associates under its control and its and their respective directors, officers, employees, partners, members, managers, consultants, legal or other advisors, agents and other representatives; (g) the term “SEC” means the U.S. Securities and Exchange Commission; (h) the term “Short Interests” means any agreement, arrangement, understanding or relationship, including any repurchase or similar so-called “stock borrowing” agreement or arrangement, engaged in, directly or indirectly, by such person, the purpose or effect of which is to mitigate loss to, reduce the economic risk (of ownership or otherwise) of shares of any class or series of the Company’s equity securities by, manage the risk of share price changes for, or increase or decrease the voting power of, such person with respect to the shares of any class or series of the Company’s equity securities, or which provides, directly or indirectly, the opportunity to profit from any decrease in the price or value of the shares of any class or series of the Company’s equity securities; (i) the term “Stockholder Meeting” means each annual or special meeting of stockholders of the Company, or any other meeting of stockholders held in lieu thereof, and any adjournment, postponement, reschedulings or continuations thereof; (j) the term “Synthetic Equity Interests” means any derivative, swap or other transaction or series of transactions engaged in, directly or indirectly, by such person, the purpose or effect of which is to give such person economic risk similar to ownership of equity securities of any class or series of the Company, including due to the fact that the value of such derivative, swap or other transactions are determined by reference to the price, value or volatility of any shares of any class or series of the Company’s equity securities, or which derivative, swap or other transactions provide, directly or indirectly, the opportunity to profit from any increase in the price or value of shares of any class or series of the Company’s equity securities, without regard to whether (i) the derivative, swap or other transactions convey any voting rights in such equity securities to such person; (ii) the derivative, swap or other transactions are required to be, or are capable of being, settled through delivery of such equity securities; or (iii) such person may have entered into other transactions that hedge or mitigate the economic effect of such derivative, swap or other transactions; and (k) the term “Third Party” refers to any person that is not a Party, a member of the Board, a director or officer of the Company, or legal counsel to any Party.  In this Agreement, unless a clear contrary intention appears, (i) the word “including” (in its various forms) means “including, without limitation;” (ii) the words “hereunder,” “hereof,” “hereto” and words of similar import are references in this Agreement as a whole and not to any particular provision of this Agreement; (iii) the word “or” is not exclusive; and (iv) references to “Sections” in this Agreement are references to Sections of this Agreement unless otherwise indicated.

19.           Miscellaneous.

(a)           This Agreement contains the entire agreement and supersedes all prior agreements and understandings, both written and oral, between the Parties with respect to the subject matter hereof and thereof.

(b)           This Agreement is solely for the benefit of the Parties and is not enforceable by any other persons.

(c)           This Agreement shall not be assignable by operation of law or otherwise by a Party without the consent of the other Party.  Subject to the foregoing sentence, this Agreement shall be binding upon, inure to the benefit of, and be enforceable by and against the permitted successors and assigns of each Party.

(d)           Neither the failure nor any delay by a Party in exercising any right, power or privilege under this Agreement shall operate as a waiver thereof, nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any right, power or privilege hereunder.

(e)           If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated.  It is hereby stipulated and declared to be the intention of the Parties that the Parties would have executed the remaining terms, provisions, covenants and restrictions without including any of such which may be hereafter declared invalid, void or unenforceable.  In addition, the Parties agree to use their reasonable best efforts to agree upon and substitute a valid and enforceable term, provision, covenant or restriction for any of such that is held invalid, void or enforceable by a court of competent jurisdiction.

(f)           Any amendment or modification of the terms and conditions set forth herein or any waiver of such terms and conditions must be agreed to in a writing signed by each Party.

(g)           This Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same agreement. Signatures to this Agreement transmitted by facsimile transmission, by electronic mail in “portable document format” (“.pdf”) form, or by any other electronic means intended to preserve the original graphic and pictorial appearance of a document, shall have the same effect as physical delivery of the paper document bearing the original signature.

[Signature Pages Follow]

IN WITNESS WHEREOF, each of the Parties has executed this Agreement, or caused the same to be executed by its duly authorized representative, as of the date first above written.

GROUP 42, INC,

By:	/s/ Paul A. Bell
Name:	Paul A. Bell
Title:	President and Chief Executive Officer

PAUL A. BELL

/s/ Paul A. Bell
Paul A. Bell

Signature Page to Settlement Agreement

MICHAEL KEANE

/s/ Michael Keane
Michael Keane

Signature Page to Settlement Agreement

BLR PARTNERS LP

By:	BLPPart, LP, General Partner
By:	BLRGP Inc., General Partner

By:	/s/ Bradley L. Radoff
Name:	Bradley L. Radoff
Title:	Sole Director

BLRPART, LP

By:	BLRGP Inc., General Partner

By:	/s/ Bradley L. Radoff
Name:	Bradley L. Radoff
Title:	Sole Director

BLRGP INC.

By:	/s/ Bradley L. Radoff
Name:	Bradley L. Radoff
Title:	Sole Director

FONDREN MANAGEMENT, LP

By:	FMLP INC., General Partner

By:	/s/ Bradley L. Radoff
Name:	Bradley L. Radoff
Title:	Sole Director

FMLP INC.

By:	/s/ Bradley L. Radoff
Name:	Bradley L. Radoff
Title:	Sole Director

Signature Page to Settlement Agreement

THE RADOFF FAMILY FOUNDATION

By:	/s/ Bradley L. Radoff
Name:	Bradley L. Radoff
Title:	Director

BRADLEY L. RADOFF

/s/ Bradley L. Radoff
Bradley L. Radoff

Signature Page to Settlement Agreement

VAALCO ENERGY, INC.

By:	/s/ Steven P. Guidry
Name:	Steven P. Guidry
Title:	Chief Executive Officer

Signature Page to Settlement Agreement

Exhibit A

Resignation Letter

December 22, 2015

Board of Directors
VAALCO Energy, Inc.
9800 Richmond Avenue, Suite 700
Houston, Texas 7704

Re: Resignation

Ladies and Gentlemen:

This irrevocable resignation is delivered pursuant to that certain Settlement Agreement (the “Agreement”) dated as of December 22, 2015 among VAALCO Energy, Inc. (the “Company”) and Group 42, Inc., Paul A. Bell, Michael Keane, BLR Partners LP, BLRPart, LP, BLRGP Inc., Fondren Management, LP, FMLP Inc., The Radoff Family Foundation and Bradley L. Radoff  (collectively, the “Stockholder Group”). Capitalized terms used herein but not defined shall have the meaning set forth in the Agreement.

Effective immediately upon (i) such time as the Stockholder Group’s ownership in the Company falls below 5% of the outstanding Common Stock or (ii) the Termination Date, I hereby irrevocably resign from my position as a director of the Board and from any and all committees of the Board on which I serve.  I acknowledge that upon such resignation I shall have no rights to nominate, recommend, appoint or participate in a Board vote in respect of any replacement director.

Very truly yours,

/s/ Michael Keane
Name:	Michael Keane

Exhibit B

Mutual Press Release

VAALCO ENERGY ANNOUNCES AGREEMENT WITH GROUP 42-BLR GROUP AND CHANGES TO BOARD COMPOSITION AND OTHER SHAREHOLDER FRIENDLY ACTIONS

GROUP 42-BLR GROUP SUPPORTS BOARD ACTIONS TO ENHANCE SHAREHOLDER VALUE; WITHDRAWS CONSENT SOLICITATION

UNDER AGREEMENT, VAALCO TERMINATES STOCKHOLDER RIGHTS PLAN AND CANCELS PLANS FOR SPECIAL MEETING

HOUSTON – DECEMBER 23, 2015 – VAALCO Energy, Inc. (NYSE: EGY) (“VAALCO” or “the Company”), today announced that it has entered into an agreement with Group 42, Inc., Bradley L. Radoff and certain other participants (collectively, the “Group 42-BLR Group”), which beneficially owns approximately 11.1% of the Company’s outstanding stock, regarding the composition of the VAALCO Board of Directors and certain other positive changes.  In connection with the agreement, the Group 42-BLR Group has withdrawn its consent solicitation to replace a majority of the directors of VAALCO, and the Company has cancelled its plans for a special meeting of stockholders on January 5, 2016.

Under the terms of the agreement, incumbent directors Messrs. James B. Jennings and O. Donaldson Chapoton will retire from the Board, effective immediately.  VAALCO will appoint the Chairman of Group 42, Mr. Michael Keane, to its Board and the Nominating and Corporate Governance and Compensation committees effective immediately. In connection with the settlement with the Group 42-BLR Group, the Board has also appointed another independent director, a representative of another stockholder of the Company.   In addition, VAALCO has committed to nominate for election a mutually agreeable independent member to its Board at the 2016 annual meeting of stockholders.  VAALCO has agreed to fix the size of the Board at no more than seven members until the 2016 annual meeting of stockholders at which time it will be increased to no more than eight members. The Company has also agreed to separate its Chairman and Chief Executive Officer roles. Mr. Andrew Fawthrop will assume the role of Chairman of the Board and Mr. Michael Keane will become Vice Chairman, effective immediately.

Pursuant to the agreement, VAALCO has also terminated its stockholder rights plan.

The Group 42-BLR Group agreed to vote all of its shares in favor of the VAALCO Board’s nominees at the 2016 annual meeting of stockholders and has entered into other customary standstill and voting commitments.

Andrew Fawthrop, VAALCO’s newly appointed Chairman, commented: “We believe this agreement with the Group 42-BLR Group reflects a collaborative solution and we have appreciated their valuable input on ways to improve the Company.  We welcome Michael as a new independent director of the VAALCO Board and expect to benefit from his perspective as we continue to execute our strategy to drive enhanced value for stockholders and ensure that VAALCO successfully navigates a challenging environment for the oil and gas industry. On behalf of the Board, I want to thank Jim and Don for their distinguished service and contributions to VAALCO.  Jim and Don have provided the VAALCO Board with valuable insights and direction drawn from decades of combined business experience.”

“We appreciate VAALCO’s constructive approach and the collaborative solutions offered by all parties and believe this agreement represents a great step in the right direction for VAALCO and its stockholders,” said Paul A. Bell, Group 42’s Chief Executive Officer and a principal member of the Group 42-BLR Group.  “We look forward to working together with Steve and his team towards our mutual goal of positioning VAALCO for success and increasing long-term value for all stockholders.”
Steve Guidry, Chief Executive Officer and Director, said: “We are pleased to have reached an agreement. We look forward to working with our new board members in focusing and executing on our business strategy.”

The Delaware Chancery Court ruled as invalid the provision in VAALCO’s stockholder-approved charter that states the Company’s duly elected directors can be removed from office only for cause.

Vinson & Elkins L.L.P. and Young Conaway Stargatt & Taylor, LLP are serving as legal counsel to the Company.  Olshan Frome Wolosky LLP is serving as legal advisor to the Group 42-BLR Group.

About Michael Keane

Mr. Keane is an executive with over 25 years of experience in business strategy, corporate finance and investment banking. He has served as the Chairman of the Board at Group 42, Inc. since 2010. Keane was previously a Clinical Professor of Finance at the University of Southern California’s Marshall School of Business where he served for more than 10 years teaching courses in investments and corporate finance. He has also been a corporate finance executive for several NYSE-traded companies and was Managing Director of Investment Banking for Susquehanna International Group, Seidler Companies, Incorporated, and Kemper Securities, where he specialized in mergers and acquisitions, public offerings and private placements.  Michael Keane holds a law degree from the University of Texas, and an MBA in Finance from the University of Chicago.

About VAALCO

VAALCO Energy, Inc. is a Houston based independent energy company principally engaged in the acquisition, exploration, development and production of crude oil.  VAALCO's strategy is to increase reserves and production through the exploration and exploitation of oil and natural gas properties with the emphasis on international opportunities.  The Company's properties and exploration acreage are located primarily in Gabon, Angola and Equatorial Guinea in West Africa.

About Group 42, Inc.

Group 42 is a U.S.-based holding company that delivers innovative energy services to international and enterprise class customers around the globe. Through its subsidiaries and international joint ventures, it partners with other multinational energy companies that have expertise in applying technology-oriented solutions.
Group 42 operates in North America, Asia Pacific, the Arabian Gulf, West Africa
and the North Sea.

About Bradley L. Radoff

Bradley L. Radoff is a private investor.

Forward Looking Statements

This news release includes “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and are intended to qualify for the safe harbor from liability established by the Private Securities Litigation Reform Act of 1995. Forward-looking statements are those concerning VAALCO’s plans, expectations, and objectives for future drilling, completion and other operations and activities. All statements, other than statements of historical facts, included in this news release that address activities, events or developments that VAALCO expects, believes or anticipates will or may occur in the future are forward-looking statements. These statements include expected capital expenditures, future drilling plans, prospect evaluations, liquidity, negotiations with governments and third parties, expectations regarding processing facilities, and reserve growth. These statements are based on assumptions made by VAALCO based on its experience, perception of historical trends, current conditions, expected future developments and other factors it believes are appropriate in the circumstances. Such statements are subject to a number of assumptions, risks and uncertainties, many of which are beyond VAALCO’s control. These risks include, but are not limited to, oil and gas price volatility, inflation, general economic conditions, the Company's success in discovering, developing and producing reserves, lack of availability of goods, services and capital, environmental risks, drilling risks, foreign operational risks, and regulatory changes. These and other risks are further described in VAALCO’s annual report on Form 10-K for the year ended December 31, 2014, subsequent quarterly reports on Form 10-Q, and other reports filed with the SEC, which can be reviewed at http://www.sec.gov, or which can be received by contacting VAALCO at 9800 Richmond Avenue, Suite 700, Houston, Texas 77042, (713) 623-0801. Investors are cautioned that forward-looking statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements. VAALCO disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise. VAALCO assumes no obligation to update any forward-looking statement as of any future date.

Investor Contacts
Don McCormack
Chief Financial Officer
713-212-1038

Al Petrie
Investor Relations Coordinator
713-543-3422